UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Trestle Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

89530U105

(CUSIP Number)

Eric Stoppenhagen
c/o Trestle Holdings, Inc.
P.O.Box 4198
Newport Beach, CA 92661
(949) 673-1907

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent._____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 10)

CUSIP No. 89530U105	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Weiner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	SOLE VOTING POWER 3,500
	8.	SHARED VOTING POWER 135,442,455
	9.	SOLE DISPOSITIVE POWER 3,500
	10.	SHARED DISPOSITIVE POWER 135,442,455
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,445,955
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.5% (1)
14.	TYPE OF REPORTING PERSON (see Instructions) IN

(1) Based on the total number of shares of common stock outstanding (143,257,214), and the number of warrants and options of the beneficial owner that are exercisable within 60 days.

CUSIP No. 89530U105	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W-Net, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH_	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 257,355
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 257,355
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 257,355
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .1% (1)
14.	TYPE OF REPORTING PERSON (see Instructions) CO

(1) Based on the total number of shares of common stock outstanding (143,257,214), and the number of warrants and options of the beneficial owner that are exercisable within 60 days.

CUSIP No. 89530U105	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH_	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 135,000,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 135,000,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.2% (1)
14.	TYPE OF REPORTING PERSON (see Instructions) CO

(1) Based on the total number of shares of common stock outstanding (143,257,214), and the number of warrants and options of the beneficial owner that are exercisable within 60 days.

CUSIP No. 89530U105	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Woodman Management Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 185,100
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 185,100
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (1)
14.	TYPE OF REPORTING PERSON (see Instructions) CO

(1) Based on the total number of shares of common stock outstanding (143,257,214), and the number of warrants and options of the beneficial owner that are exercisable within 60 days.

This Amendment No. 2 to Schedule 13D amends certain Items of the Schedule 13D (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D (the Original Schedule 13D, as amended by Amendment No. 1 to the Original Schedule 13D, is hereby referenced herein as “Schedule 13D”) previously filed by David Weiner, a citizen of the United States, W-Net, Inc., a California corporation, and Woodman Management Corporation, a California corporation, as follows:

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

This statement is being filed jointly by W-Net, Inc., a California corporation (“W-Net”), Woodman Management Corporation, a California corporation (“WMC”), David Weiner, a citizen of the United States, and W Holdings, LLC, a California limited liability company (“Holdings”). W-Net and WMC are both consulting firms.  Holdings is in an investment holding company.  David Weiner is an investment consultant for, and is the sole shareholder, director and officer of, each of W-Net and WMC. W-Net owns a majority of the membership interests of Holdings and Mr. Weiner is its sole manager.

The principal address for Mr. Weiner, W-Net, WMC and Holdings is 3490 Laurel Canyon Blvd., Suite 327, Studio City, California 91604.

During the last five years, neither Mr. Weiner, W-Net, WMC nor Holdings have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following paragraph:

On June 14, 2007, W-Net contributed to Holdings 135,000,000 shares of the Common Stock of the Company, as a capital contribution. W-Net owns a majority of the membership interests of Holdings and Mr. Weiner is its sole manager. In such capacity, Mr. Weiner shares (with Holdings) the power to dispose or direct disposition of, or to vote or to direct the vote of, the securities held by Holdings.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

Reference is made to the disclosure set forth under Item 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of June 14, 2007, Mr. Weiner beneficially owned 135,350,500 shares of the Company’s Common Stock, which includes 3,500 shares of Common Stock which Mr. Weiner personally holds, 185,100 shares of Common Stock which are held by WMC, 161,900 shares of Common Stock which are held by W-Net, and 135,000,000 shares of Common Stock which are held by Holdings. W-Net also owns directly warrants (immediately exercisable) to purchase 95,455 shares of the Company’s Common Stock. Mr. Weiner is an investment consultant for, and is the sole director and officer of, each of W-Net and WMC. W-Net owns a majority of the membership interests in Holdings and Mr. Weiner is its sole manager. In such capacities, Mr. Weiner shares (with each of W-Net, WMC and Holdings, respectively) the power to dispose or direct disposition of, or to vote or to direct the vote of, the securities held by each of W-Net, WMC and Holdings. Assuming a total of 143,257,214 shares of the Company’s Common Stock outstanding as of June 14, 2007, the shares beneficially held by Mr. Weiner, W-Net, WMC and Holdings constitute approximately 94.5% of the shares of the Company’s Common Stock issued and outstanding.  Mr. Weiner has the sole power to vote and dispose of the shares held by him personally.

As of June 14, 2007, W-Net beneficially owned 161,900 shares of the Company’s Common Stock and warrants to purchase 95,455 shares of Common Stock, which are fully vested and exercisable as of the date hereof (the “W-Net Shares”).  Assuming a total of 143,257,214 shares of the Company’s Common Stock outstanding as of June 14, 2007, the W-Net Shares constitute approximately 0.1% of the shares of the Company’s Common Stock issued and outstanding.

As of June 14, 2007, WMC beneficially owned 185,100 shares of the Company’s Common Stock, and assuming a total of 143,257,214 shares of the Company’s Common Stock outstanding as of June 14, 2007, such shares constitute approximately 0.1% of the shares of the Company’s Common Stock issued and outstanding.

As of June 14, 2007, Holdings beneficially owned 135,000,000 shares of the Company’s common stock, and assuming a total of 143,257,214 shares of the Company’s common stock outstanding as of June 14, 2007, such shares constitute approximately 94.2% of the shares of the Company’s common stock issued and outstanding.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Reference is made to the disclosure set forth under Items 3, 4 and 5 of this Schedule 13D, which disclosure is incorporated herein by reference.

As of June 14, 2007, Mr. Weiner beneficially owned 135,350,500 shares of the Company’s Common Stock, which includes 3,500 shares of Common Stock which Mr. Weiner personally holds, 185,100 shares of Common Stock which are held by WMC, 161,900 shares of Common Stock which are held by W-Net, and 135,000,000 shares of Common Stock which are held by Holdings. W-Net also owns directly warrants (immediately exercisable) to purchase 95,455 shares of the Company’s Common Stock. Mr. Weiner is an investment consultant for, and is the sole director and officer of, each of W-Net and WMC. W-Net owns a majority of the membership interests in Holdings and Mr. Weiner is its sole manager. In such capacities, Mr. Weiner shares the power to dispose or direct disposition of, or to vote or to direct the vote of, the securities held by each of W-Net, WMC and Holdings. Assuming a total of 143,257,214 shares of the Company’s Common Stock outstanding as of June 14, 2007, the shares beneficially held by Mr. Weiner, W-Net, WMC and Holdings constitute approximately 94.5% of the shares of the Company’s Common Stock issued and outstanding.  Mr. Weiner has the sole power to vote and dispose of the shares held by him personally.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.

1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

W-Net, Inc.
a California corporation

Dated: June 20, 2007	/s/ David Weiner
By: David Weiner
Its: President

David Weiner, an individual

Dated: June 20, 2007	/s/ David Weiner

Woodman Management Corporation
a California corporation

Dated: June 20, 2007	/s/ David Weiner
By: David Weiner
Its: President

W Holdings, LLC
A California limited liability company

Dated: June 20, 2007	/s/ David Weiner
By: David Weiner
Its: Manager

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement.